UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29092

Primus Telecommunications Group, Incorporated

(Exact name of registrant as specified in its charter)

7901 Jones Branch Drive

McLean, Virginia 22102

(703) 902-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share*

(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.001 Per Share*

Contingent Value Rights

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Primus Telecommunications Group, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 1, 2009	By:	/s/ Thomas R. Kloster
Thomas R. Kloster Chief Financial Officer

*On July 1, 2009 (the “Effective Date”), the Joint Plan of Reorganization of Primus Telecommunications Group, Incorporated and its Affiliate Debtors, dated June 12, 2009, as confirmed by an order of the United States Bankruptcy Court for the District of Delaware entered on June 12, 2009 (the “Plan”), became effective. Pursuant to the Plan, on the Effective Date: (1) the common stock, par value $0.01 per share, of Primus Telecommunications Group, Incorporated (“Group”) issued and outstanding immediately prior to the Effective Date (the “Old Common Stock”) was cancelled and the holders of the Old Common Stock received their pro rata share of Contingent Value Rights; (2) the certificate of incorporation of Group was amended and restated in its entirety; and (3) the common stock, par value $0.001 per share, of Group (the “New Common Stock”) was issued for distribution in accordance with the Plan. As a result of the amendment and restatement of the Company’s certificate of incorporation, the rights of holders of the New Common Stock will be substantially different than the rights of holders of the Old Common Stock and, consequently, the New Common Stock may be deemed to be a different class of securities than the Old Common Stock. Accordingly, the Company has filed a Form 8-A to register the New Common Stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and is filing this Form 15 to terminate the registration of the Old Common Stock under Section 12(g) of the Exchange Act and suspend its duty to file reports under Section 13 and 15(d) of the Exchange Act in connection with the Old Common Stock.